UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of June 2017

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.

(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47

Bogotá D.C., Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Report of First Quarter 2017 Consolidated Results
2.	First Quarter 2017 Consolidated Earnings Results Presentation

Item 1

0 Report of 1Q2017 consolidated results Information reported in Ps billions (1) and under IFRS (1) We refer to billions as thousands of millions.

Grupo Aval Acciones y Valores S.A. (“Grupo Aval”) is an issuer of securities in Colombia and in the United States, registered with Colombia’s National Registry of Shares and Issuers (Registro Nacional de Valores y Emisores) and the United States Securities and Exchange Commission (“SEC”). As such, it is subject to the control of the Superintendency of Finance and compliance with applicable U.S. securities regulation as a “foreign private issuer” under Rule 405 of the U.S. Securities Act of 1933. Grupo Aval is a not a financial institution and is not supervised or regulated as a financial institution in Colombia.

As an issuer of securities in Colombia, Grupo Aval is required to comply with periodic reporting requirements and corporate governance, however, it is not regulated as a financial institution or as a holding company of banking subsidiaries and, thus, is not required to comply with capital adequacy regulations applicable to banks and other financial institutions. All of our banking subsidiaries (Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas), Porvenir and Corficolombiana, are subject to inspection and surveillance as financial institutions by the Superintendency of Finance.

Although we are not a financial institution, until December 31, 2014 we prepared the unaudited consolidated financial information included in these quarterly reports in accordance with the regulations of the Superintendency of Finance for financial institutions and generally accepted accounting principles for banks to operate in Colombia, also known as Colombian Banking GAAP because we believe that presentation on that basis most appropriately reflected our activities as a holding company of a group of banks and other financial institutions.

However, in 2009 the Colombian Congress enacted Law 1314 establishing the implementation of IFRS in Colombia. As a result, since January 1, 2015 financial entities and Colombian issuers of publicly traded securities such as Grupo Aval must prepare financial statements in accordance with IFRS. IFRS as applicable under Colombian regulations differs in certain aspects from IFRS as currently issued by the IASB.

The unaudited consolidated financial information included in this document is presented in accordance with IFRS as currently issued by the IASB. Details of the calculations of non-GAAP measures such as ROAA and ROAE, among others, are explained when required in this report.

Because of our recent migration to IFRS and recent implementation of IFRS accounting principles, the unaudited consolidated financial information for the first quarter of 2017, and the first and fourth quarter of 2016, may be subject to further amendments.

This report may include forward-looking statements, which actual results may vary from those stated herein as a consequence of changes in general, economic and business conditions, changes in interest and currency rates and other risks factors as evidenced in our Form 20-F available at the SEC webpage. Recipients of this document are responsible for the assessment and use of the information provided herein. Grupo Aval will not have any obligation to update the information herein and shall not be responsible for any decision taken by investors in connection with this document. The content of this document and the unaudited figures included herein are not intended to provide full disclosure on Grupo Aval or its affiliates.

When applicable, in this document we refer to billions as thousands of millions.

1

Bogotá, May 30th, 2017. GRUPO AVAL ACCIONES Y VALORES S.A. (“Grupo Aval”) reports a consolidated attributable net income result of Ps 587.0 billion for 1Q17 versus a Ps 458.4 billion figure reported for 4Q16. ROAE for the quarter was 15.4% and ROAA for the quarter was 1.6%.

The following are the main highlights of our 1Q17 results under IFRS (1/2):

•	Attributable net income for the quarter was Ps 587.0 billion or 26 pesos per share, 25.8% higher than the 1Q2016 result. On a consolidated basis we paid Ps 109.3 billion in equity tax (Ps 73.7 billion on an attributable net income basis or 3.3 pesos per share). As a result of the Tax Reform of 2016, this is the last quarter that corporations, including banks, pay equity tax.

•	Gross loans, excluding interbank and overnight funds, grew by 6.8% as of March 31, 2017 when compared to March 31, 2016. Excluding the impact of the FX movement in our Central American operation, loans grew by 8% in the last year. However, the Country’s GNP slow growth took a toll in our loans’ growth during the first quarter of this year; when absent the impact of the appreciation of the Colombian Peso against the USD our loan book grew 0.4%. Including FX movements total loans declined by 0.7% in the first quarter.

•	Deposit growth outpaced the growth of our loans during the last twelve months and during the quarter. Total deposits grew by 7.2% with respect to March 31, 2016; excluding FX movements affecting our Central American operation, deposits grew by 8.3% during the last twelve months. When compared to December 31, 2016, deposits grew by 2%; excluding FX movements growth in deposits amounted to 3.1%. Consequently, our deposit to loan ratio improved to 0.97x as of March 31, 2017 from 0.95x as of December 31, 2016.

•	We continue to emphasize a strong liquidity position, particularly in Central America, and as a result our consolidated ratio of cash and cash equivalents to deposits improved from 15.4% as of December 31, 2016 to 16.7% as of March 31, 2017.

•	The NIM of our consolidated operation improved by 40 bps in 1Q2017 versus 4Q2016, reaching 5.9%. Movements in our total consolidated NIM were influenced by:

•	5% of our total funding is more expensive funding obtained by the non-financial sector affiliates of Corficolombiana,

•	Our non-financial sector earning assets tripled since 1Q2016 (as a percentage of total interest earning assets) mostly as a result of the entry into service during December, 2016 of Promigas’ Natural gas liquefaction facility whose associated concession contract is accounted for as a financial lease;

•	Average yield on total loans (non-financial and financial sectors) remained flat at 11.7%,

•	Average cost of total funds decreased by 40 bps in line with recent contractions in the Central Bank Rate,

•	NIM on loans expanded by 40 bps, driven by lower cost of funds and a sharp increase in our non-financial sector NIM on loans,

•	NIM on total investments expanded by 30 bps driven by the decrease in cost of funds,

2

The following are the main highlights of our 1Q17 results under IFRS (2/2):

•	Our 30 day PDLs and NPLs deteriorated by 60 bps and 20bps respectively during the quarter, primarily driven by our exposure to Electricaribe (approx. USD 185 million); Electricaribe accounted for 56 pbs of deterioration in the Commercial Loan PDL ratio and 44 bps in the Commercial Loan NPL ratio. Electricaribe also accounted for 33 bps of deterioration in the Total PDL ratio and 26 bps in the Total NPL ratio. We also saw 40 bps deterioration in Consumer Loan PDLs (SME’s, credit cards and other personal loans); however, in nominal values this deterioration amounted to approximately USD 55 million, a much smaller number when compared to Electricaribe’s. Deterioration in general has been driven by the current low economic cycle and the still high (yet decreasing) interest rate scenario.

•	Our Cost of Risk was 2.1% before recoveries and 1.9% after provisions, an improvement versus the last quarter of 2016 of 20 bps and 10 bps respectively. Although these numbers reflect necessary provisions for the deterioration in Consumer Loan asset quality, they do not take into account additional provisions for the Electricaribe loans, which should occur between May and December 2017, bringing total provisions to 80% of this exposure (from an existing 13%). Lesser provisions may be required if an agreement is reached between the Colombian Government and Gas Natural of Spain or if the Government implements other plans for the company such as those recently reported in different news media.

•	Gross fee Income grew by 7% with respect to the first quarter of 2016 and remained stable when compared to the last quarter of 2016. In absence of FX movements fee income grew by almost 12% in the last twelve months.

•	Our consolidated efficiency ratio, measured as cost to income, was 45.9% in 1Q2017, versus 52.2% during 4Q2016. This improvement is partially explained by traditionally lower first quarter expenses but also reflects our efforts to control expenses.

•	As of March 31, 2017, all our banks continued to show strong Tier 1 and full solvency levels, between 9.2% and 11.3% and between 11.3% and 13.9%, respectively.

•	As of this year we have switched from two shareholder meetings per year to only one, in line with industry practices. Consequently, on the March, 2017 shareholders’ meetings we declared dividends for a 12 month period rather than a 6 month period. Therefore, our consolidated attributable equity decreased during the quarter.

•	Our ROAE and ROAA for the quarter were 15.4% and 1.6% respectively.

3

Grupo Aval Acciones y Valores S.A.
Consolidated Financial Statements Under Full IFRS
Information in Ps. Billions
Consolidated Statement of Financial Position	1Q16	4Q16	1Q17	Δ
				1Q17 vs. 4Q16	1Q17 vs. 1Q16
Cash and cash equivalents	21,366.3	22,193.0	24,542.3	10.6%	14.9%
Total financial assets held for trading through profit or losses	5,927.9	4,593.7	5,063.0	10.2%	-14.6%
Total available for sale financial assets	20,368.4	18,392.5	18,063.6	-1.8%	-11.3%
Investments held to maturity	2,288.4	2,570.5	2,636.8	2.6%	15.2%
Other financial assets at fair value through profit or losses	1,933.3	2,072.7	2,117.7	2.2%	9.5%
Total loans and receivables, net	140,064.6	150,898.7	151,304.0	0.3%	8.0%
Tangible assets	6,572.0	6,559.5	6,430.9	-2.0%	-2.1%
Goodwill	6,825.9	6,824.9	6,644.0	-2.7%	-2.7%
Concession arrangements rights	2,453.3	2,805.3	2,816.2	0.4%	14.8%
Other assets	7,072.3	7,162.8	7,493.9	4.6%	6.0%
Total assets	214,872.2	224,073.7	227,112.6	1.4%	5.7%
Derivative instruments held for trading	1,164.0	640.7	581.6	-9.2%	-50.0%
Deposits from clients at amortized cost	136,882.7	143,887.1	146,736.3	2.0%	7.2%
Interbank borrowings and overnight funds	9,268.8	6,315.7	7,984.8	26.4%	-13.9%
Borrowings from banks and others	16,561.9	17,906.6	18,368.5	2.6%	10.9%
Bonds	15,836.9	18,568.2	16,275.4	-12.3%	2.8%
Borrowings from development entities	2,623.4	2,725.7	2,790.1	2.4%	6.4%
Other liabilities	9,649.4	9,370.5	10,670.4	13.9%	10.6%
Total liabilities	191,987.1	199,414.5	203,407.2	2.0%	5.9%
Equity attributable to owners of the parent company	14,380.1	15,601.6	14,881.8	-4.6%	3.5%
Non-controlling interests	8,505.0	9,057.7	8,823.6	-2.6%	3.7%
Total equity	22,885.1	24,659.2	23,705.4	-3.9%	3.6%
Total liabilities and equity	214,872.2	224,073.7	227,112.6	1.4%	5.7%

Consolidated Statement of Income	1Q16	4Q16	1Q17	Δ
Interest income	4,165.3	4,620.1	4,728.9	2.4%	13.5%
Interest expense	1,848.1	2,305.5	2,189.1	-5.0%	18.5%
Net interest income	2,317.2	2,314.6	2,539.8	9.7%	9.6%
Impairment loss on loans and accounts receivable	718.5	861.9	791.3	-8.2%	10.1%
Impairment loss on other financial assets	1.2	32.4	5.6	-82.8%	N.A.
Recovery of charged-off assets	(49.7)	(108.8)	(54.9)	-49.5%	10.7%
Impairment loss on financial assets, net	670.1	785.5	741.9	-5.5%	10.7%
Net income from commissions and fees	1,050.3	1,110.8	1,130.2	1.7%	7.6%
Net trading income	132.8	237.7	32.2	-86.4%	-75.7%
Net income from financial instruments designated at fair value	41.7	50.5	44.2	-12.6%	5.9%
Total other income (expense)	752.7	580.6	546.8	-5.8%	-27.4%
Total other expenses	2,255.1	2,189.6	2,192.3	0.1%	-2.8%
Income before income tax expense	1,369.5	1,319.1	1,358.9	3.0%	-0.8%
Income tax expense	573.9	476.6	445.2	-6.6%	-22.4%
Income from continued operations	795.6	842.4	913.7	8.5%	14.8%
Income from discontinued operations	-	(0.1)	-	-100.0%	N.A
Net income before non-controlling interest	795.6	842.5	913.7	8.4%	14.8%
Non-controlling interest	329.2	384.1	326.7	-14.9%	-0.7%
Net income attributable to the owners of the parent company	466.4	458.4	587.0	28.0%	25.8%

Key ratios	1Q16	4Q16	1Q17
Net Interest Margin(1)	5.6%	5.4%	5.8%
Net Interest Margin (including net trading income)(1)	5.6%	5.5%	5.9%
Efficiency ratio(2)	44.1%	52.2%	45.9%
ROAA(3)	1.5%	1.5%	1.6%
ROAE(4)	12.9%	11.9%	15.4%

30 days PDL / Total loans and leases (5)	3.0%	3.0%	3.6%
Provision expense / Average loans and leases (6)	2.0%	2.3%	2.1%
Allowance / 30 days PDL (5)	0.90	0.95	0.81
Allowance / Total loans and leases	2.7%	2.8%	2.9%
Charge-offs / Average loans and leases (6)	1.6%	1.7%	1.7%

Total loans and leases, net / Total assets	65.2%	67.3%	66.6%
Deposits / Total loans and leases, net	97.7%	95.4%	97.0%
Equity / Assets	10.7%	11.0%	10.4%
Tangible equity ratio (7)	7.4%	7.9%	7.4%

Shares outstanding (EoP)	22,281,017,159	22,281,017,159	22,281,017,159
Shares outstanding (Average)	22,281,017,159	22,281,017,159	22,281,017,159
Common share price (EoP)	1,150.0	1,180.0	1,165.0
Preferred share price (EoP)	1,170.0	1,215.0	1,170.0
BV/ EoP shares in Ps.	645.4	700.2	667.9
EPS	20.9	20.6	26.3

P/E (8)	14.0	14.8	11.1
P/BV (8)	1.8	1.7	1.8

(1) NIM is calculated as Net Interest Income divided by the average of Interest Earning Assets; (2) Efficiency Ratio is calculated as personnel plus administrative and other expenses divided by net interest income plus net trading income, other income and fees and other services income, net (excluding others); (3) ROAA is calculated as Income before Minority Interest divided by the average of total assets for each quarter; (4) ROAE is calculated as Net Income attributable to Grupo Aval’s shareholders divided by the average of shareholders´ attributable equity for each quarter; (5) Total loans excluding interbank and overnight funds and 30 days past due include interest accounts receivables; (6) Refers to average gross loans for the period; (7) Tangible Equity Ratio is calculated as Total Equity minus Intangibles (excluding those related to concessions) divided by Total Assets minus Intangibles (excluding those related to concessions); (8) Based on Preferred share prices.

4

Statement of Financial Position Analysis

1. Assets

Total assets as of March 31st, 2017 totaled Ps 227,112.6 billion showing an increase of 5.7% versus March 31st, 2016, and of 1.4% versus December 31st, 2016. Growth in assets was mainly driven by a 8.0% year over year growth in total loans and receivables, net to Ps 151,304.0 billion. When excluding FX movement in our Central American operation (“excluding FX”), asset growth would have been 6.9% versus March 31st, 2016 and 2.5% versus December 31st, 2016 and for the total loans and receivables, net growth would have been 9.2% and 1.4%, respectively.

1.1 Loans and receivables

Total gross loans and leases operations and receivables portfolio increased by 8.2% between March 31st, 2016 and March 31st, 2017 to Ps 155,693.7 billion (9.4% excluding FX) mainly driven by (i) a 11.0% increase in Consumer loans and leases to Ps 46,854.2 billion (12.5% excluding FX), (ii) a 9.6% increase in Mortgage and housing leases to Ps 14,613.9 billion (12.3% excluding FX), (iii) a 4.3% increase in Commercial loans and leases to Ps 88,730.3 billion (5.1% excluding FX), and (iv) a 75.9% increase in Interbank & overnight funds (79.1% excluding FX).

Allowance for impairment of loans and receivables was Ps 4,389.7 billion as of March 31st, 2017 taking net loans and receivables to Ps 151,304.0 billion, 8.0% higher than in March 31st, 2016.

Total loans and receivables, net	1Q16	4Q16	1Q17	Δ
				1Q17 vs. 4Q16	1Q17 vs. 1Q16
Loans and receivables
Commercial loans and leases	85,032.0	89,579.6	88,730.3	-0.9%	4.3%
Consumer loans and leases	42,214.7	46,928.0	46,854.2	-0.2%	11.0%
Mortgages and housing leases	13,338.5	14,683.5	14,613.9	-0.5%	9.6%
Microcredit loans and leases	394.5	399.4	396.1	-0.8%	0.4%
Loans and receivables	140,979.7	151,590.6	150,594.5	-0.7%	6.8%
Interbank & overnight funds	2,899.6	3,569.6	5,099.3	42.9%	75.9%
Total loans and leases operations and receivables portfolio	143,879.2	155,160.2	155,693.7	0.3%	8.2%
Allowance for impairment of loans and receivables	(3,814.7)	(4,261.4)	(4,389.7)	3.0%	15.1%
Allowance for impairment of commercial loans	(1,877.5)	(2,028.4)	(2,072.7)	2.2%	10.4%
Allowance for impairment of consumer loans	(1,763.4)	(2,026.3)	(2,119.7)	4.6%	20.2%
Allowance for impairment of mortgages	(120.7)	(143.6)	(131.9)	-8.1%	9.3%
Allowance for impairment of microcredit loans	(53.0)	(63.1)	(65.4)	3.5%	23.2%
Total loans and receivables, net	140,064.6	150,898.7	151,304.0	0.3%	8.0%

5

The following table shows the gross loan composition per entity. During the last twelve months, Banco AV Villas showed the highest growth rate within our banking operation in Colombia.

Gross loans / Bank ($)	1Q16	4Q16	1Q17	Δ
				1Q17 vs. 4Q16	1Q17 vs. 1Q16
Banco de Bogotá	92,633.5	99,541.3	99,672.5	0.1%	7.6%
Domestic	51,919.5	54,676.1	55,697.6	1.9%	7.3%
Central America	40,714.0	44,865.2	43,974.9	-2.0%	8.0%
Banco de Occidente	26,395.5	27,446.1	27,853.7	1.5%	5.5%
Banco Popular	15,087.7	16,540.6	16,457.9	-0.5%	9.1%
Banco AV Villas	8,880.0	9,409.7	9,865.9	4.8%	11.1%
Corficolombiana	1,751.1	3,207.5	2,871.0	-10.5%	64.0%
Eliminations	(868.5)	(985.1)	(1,027.3)	4.3%	18.3%
Total Grupo Aval	143,879.2	155,160.2	155,693.7	0.3%	8.2%

Gross loans / Bank (%)	1Q16	4Q16	1Q17

Banco de Bogotá	64.4%	64.2%	64.0%
Domestic	36.1%	35.2%	35.8%
Central America	28.3%	28.9%	28.2%
Banco de Occidente	18.3%	17.7%	17.9%
Banco Popular	10.5%	10.7%	10.6%
Banco AV Villas	6.2%	6.1%	6.3%
Corficolombiana	1.2%	2.1%	1.8%
Eliminations	-0.6%	-0.6%	-0.7%
Total Grupo Aval	100%	100%	100%

As detailed below, of the total gross loans of Grupo Aval, 71.8% are domestic and 28.2% are foreign (reflecting the Central American operations). Total foreign gross loans grew 8.0% during the past 12 months and decreased by 2.0% in the quarter. Excluding FX, yearly and quarterly growth for our Central American operations would have been 12.3% and 1.9%, respectively.

Gross loans	1Q16	4Q16	1Q17	Δ
				1Q17 vs. 4Q16	1Q17 vs. 1Q16
Domestic
Commercial loans and leases	68,607.5	71,708.8	71,465.6	-0.3%	4.2%
Consumer loans and leases	27,626.1	30,564.5	31,067.2	1.6%	12.5%
Mortgages and housing leases	4,996.3	5,725.9	5,889.6	2.9%	17.9%
Microcredit loans and leases	394.5	399.4	396.1	-0.8%	0.4%
Interbank & overnight funds	1,540.8	1,896.3	2,900.4	53.0%	88.2%
Total domestic loans	103,165.2	110,295.0	111,718.8	1.3%	8.3%
Foreign
Commercial loans and leases	16,424.5	17,870.8	17,264.7	-3.4%	5.1%
Consumer loans and leases	14,588.6	16,363.5	15,787.0	-3.5%	8.2%
Mortgages and housing leases	8,342.1	8,957.6	8,724.3	-2.6%	4.6%
Microcredit loans and leases	-	-	-	-	-
Interbank & overnight funds	1,358.8	1,673.3	2,198.9	31.4%	61.8%
Total foreign loans	40,714.0	44,865.2	43,974.9	-2.0%	8.0%
Total loans and leases operations and receivables portfolio	143,879.2	155,160.2	155,693.7	0.3%	8.2%

(1) Pro-forma figures for 1Q16 for comparability to reflect the deconsolidation of Corficolombiana at Banco de Bogotá. During 4Q16 Corficolombiana figures reflect the start of operations in Promigas (consolidated) of two projects that are accounted as financial leases, the LNG regasification plant at Sociedad Portuaria del Cayao (SPEC) and the BOMT gas treatment plant project signed with Canacol Energy Ltd. During the first quarter of 2017, Promigas (consolidated) recorded the start of operation of a BOMT project signed with Hocol, also accounted as a financial lease.

6

The ratio of 30 days PDL to total loans closed 1Q17 in 3.6% compared to the 3.0% in 1Q16 and 4Q16. The ratio of 90 days PDL to total loans was 2.2% for 1Q17 compared to 1.8% in 1Q16 and 2.0% in 4Q16. Finally, the ratio of CDE Loans to total loans was 4.7% in 1Q17 and 4.5% in 4Q16.

Grupo Aval’s coverage of its 90 days PDL was 1.3x for 1Q17, slightly down from 1.4x in 4Q16. Allowance to CDE Loans was 0.6x for 1Q17 and 4Q16, and allowance to 30 days PDL was 0.8x for 1Q17 and 1.0x for 4Q16. The decline in coverage is expected to be temporary as provisions for Electricaribe will be gradually constituted over the year. Impairment loss, net of recoveries of charged off assets to average total loans was 1.9% in 1Q17 versus 2.0% in 4Q16. Charge-offs to average total loans was 1.7% in 1Q17, 1.7% in 4Q16 and 1.6% in 1Q16.

Total loans and leases operations and receivables portfolio	1Q16	4Q16	1Q17	Δ
				1Q17 vs. 4Q16	1Q17 vs. 1Q16
''A'' normal risk	131,714.8	140,895.0	138,137.6	-2.0%	4.9%
''B'' acceptable risk	3,571.8	3,939.0	5,343.5	35.7%	49.6%
''C'' appreciable risk	2,827.8	3,438.6	3,745.5	8.9%	32.5%
''D'' significant risk	1,844.6	2,177.0	2,137.1	-1.8%	15.9%
''E'' unrecoverable	1,020.6	1,141.0	1,230.8	7.9%	20.6%
Loans and receivables	140,979.7	151,590.6	150,594.5	-0.7%	6.8%
Interbank and overnight funds	2,899.6	3,569.6	5,099.3	42.9%	75.9%
Total loans and leases operations and receivables portfolio	143,879.2	155,160.2	155,693.7	0.3%	8.2%

CDE Loans	5,693.1	6,756.6	7,113.4
30 Days Past Due Loans	4,251.6	4,483.7	5,392.5
90 Days Past Due Loans	2,601.3	2,962.0	3,350.5

CDE loans / Total loans (*)	4.0%	4.5%	4.7%
30 Days PDL / Total loans (*)	3.0%	3.0%	3.6%
90 Days PDL / Total loans (*)	1.8%	2.0%	2.2%

Allowance for impairment / CDE loans	0.7	0.6	0.6
Allowance for impairment / 30 Days PDL	0.9	1.0	0.8
Allowance for impairment / 90 Days PDL	1.5	1.4	1.3
Allowance for impairment / Total loans (*)	2.7%	2.8%	2.9%

Impairment loss / CDE loans	0.5	0.5	0.4
Impairment loss / 30 Days PDL	0.7	0.8	0.6
Impairment loss / 90 Days PDL	1.1	1.2	0.9
Impairment loss / Average total loans (*)	2.0%	2.3%	2.1%
Impairment loss, net of recoveries of charged-off assets / Average total loans (*)	1.9%	2.0%	1.9%

Charge-offs / Average total loans (*)	1.6%	1.7%	1.7%

(*) Total loans excluding interbank and overnight funds. 30 days past due and 90 days past due are calculated on a capital plus interest accounts receivable basis.

7

1.2 Financial assets held for investment

Total financial assets held for investment decreased 8.6% to Ps 27,881.2 billion between March 31st, 2016 and March 31st, 2017, and increased by 0.9% versus December 31st, 2016. Ps 22,601.4 billion of our total gross portfolio is invested in debt securities, which decreased by 8.6% between March 31st, 2016 and March 31st, 2017 and increased by 0.1% since December 31st, 2016. Ps 2,546.3 billion of our total gross investment securities is invested in equity securities, which remained basically unchanged between March 31st, 2016 and March 31st, 2017 and increased by 2.8% versus December 31st, 2016.

The average yield on our debt and equity investment securities (held for trading through profit or losses, available for sale, held to maturity and Interbank & Overnight funds) was 5.5.% for 1Q17 compared to 5.6% for 4Q16 and 5.3% in 1Q16.

Financial assets held for investment	1Q16	4Q16	1Q17	Δ
				1Q17 vs. 4Q16	1Q17 vs. 1Q16
Debt securities	3,016.5	2,343.9	2,651.1	13.1%	-12.1%
Equity securities	1,613.7	1,747.6	1,796.2	2.8%	11.3%
Derivative instruments	1,297.7	502.2	615.7	22.6%	-52.6%
Total financial assets held for trading through profit or losses	5,927.9	4,593.7	5,063.0	10.2%	-14.6%
Debt securities	19,434.4	17,662.7	17,313.5	-2.0%	-10.9%
Equity securities	934.0	729.8	750.2	2.8%	-19.7%
Total available for sale financial assets	20,368.4	18,392.5	18,063.6	-1.8%	-11.3%
Investments held to maturity	2,288.4	2,570.5	2,636.8	2.6%	15.2%
Other financial assets at fair value through profit or losses	1,933.3	2,072.7	2,117.7	2.2%	9.5%
Total financial assets held for investment	30,517.9	27,629.4	27,881.2	0.9%	-8.6%

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1.3 Cash and Cash Equivalents

As of March 31st, 2017 cash and cash equivalents had a balance of Ps 24,542.3 billion showing a 14.9% increase versus March 31st, 2016 and an increase of 10.6% versus December 31st, 2016 (16.6% and 12.2% increases excluding FX).

The ratio of cash and cash equivalents to deposits improved from 15.4% in December 31st, 2016 to 167.% in March 31st, 2017.

1.4 Goodwill and Other Intangibles

Goodwill and other intangibles as of March 31st, 2017 reached Ps 10,217.1 billion, increasing by 3.0% versus March 31st, 2016 and decreasing 1.4% versus December 31st, 2016.

Goodwill as of March 31st, 2017 was Ps 6,644.0 billion, decreasing by 2.7% versus March 31st, 2016 and December 31st, 2016. This decreases were mainly driven by the appreciation of the Colombian peso.

Other intangibles, defined as “concession arrangement rights”, reflect the value of road concessions and other financial assets, mainly recorded at Corficolombiana.

2. Liabilities

As of March 31st, 2017 funding represented 94.5% of total liabilities and other liabilities represented 5.5%.

2.1 Funding

Total Funding (Total Financial Liabilities at Amortized Cost) which includes (i) Deposits, (ii) Interbank borrowings and overnight funds, (iii) Borrowings from banks and others, (iv) Bonds, and (v) Borrowing from development entities had a balance of Ps 192,155.2 billion as of March 31st, 2017 showing an increase of 6.1% versus March 31st, 2016 and an increase of 1.5% versus December 31st, 2016 (7.2% increase and 2.6% increases excluding FX). Total deposits represented 76.4% of total funding as of the end of 1Q17, 76.0% for 4Q16 and 75.6% for 1Q16.

Average cost of funds was 4.6% in 1Q17, 5.0% in 4Q16 and 4.1% in 1Q16. The decline in average cost of funds was a consequence of a declining interest rate scenario in Colombia.

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2.1.1 Deposits

Deposits from clients at amortized cost	1Q16	4Q16	1Q17	Δ
				1Q17 vs. 4Q16	1Q17 vs. 1Q16
Checking accounts	14,472.2	13,134.6	10,995.2	-16.3%	-24.0%
Other deposits	371.8	328.8	579.0	76.1%	55.8%
Non-interest bearing	14,844.0	13,463.4	11,574.3	-14.0%	-22.0%
Checking accounts	18,323.1	21,843.6	22,567.6	3.3%	23.2%
Time deposits	53,545.9	58,006.1	62,182.6	7.2%	16.1%
Savings deposits	50,169.7	50,573.9	50,411.8	-0.3%	0.5%
Interest bearing	122,038.7	130,423.7	135,162.1	3.6%	10.8%
Deposits from clients at amortized cost	136,882.7	143,887.1	146,736.3	2.0%	7.2%

Of our total deposits as of March 31st, 2017 checking accounts represented 22.9%, time deposits 42.4%, savings accounts 34.4%, and other deposits 0.4%.

The following table shows the deposits composition by bank. The highest growth in deposits came from Banco Popular.

Deposits / Bank ($)	1Q16	4Q16	1Q17	Δ
				1Q17 vs. 4Q16	1Q17 vs. 1Q16
Banco de Bogotá	89,132.8	93,676.7	95,809.9	2.3%	7.5%
Domestic (1)	51,823.4	53,783.3	55,965.4	4.1%	8.0%
Central America	37,309.4	39,893.4	39,844.4	-0.1%	6.8%
Banco de Occidente	24,151.3	24,176.1	24,706.8	2.2%	2.3%
Banco Popular	12,719.8	14,733.4	15,229.7	3.4%	19.7%
Banco AV Villas	8,891.2	9,706.1	9,485.9	-2.3%	6.7%
Corficolombiana (1)	4,307.7	3,846.8	3,971.8	3.2%	-7.8%
Eliminations	(2,320.1)	(2,251.9)	(2,467.7)	9.6%	6.4%
Total Grupo Aval	136,882.7	143,887.1	146,736.3	2.0%	7.2%

Deposits / Bank (%)	1Q16	4Q16	1Q17
Banco de Bogotá	65.1%	65.1%	65.3%
Domestic (1)	37.9%	37.4%	38.1%
Central America	27.3%	27.7%	27.2%
Banco de Occidente	17.6%	16.8%	16.8%
Banco Popular	9.3%	10.2%	10.4%
Banco AV Villas	6.5%	6.7%	6.5%
Corficolombiana (1)	3.1%	2.7%	2.7%
Eliminations	-1.7%	-1.6%	-1.7%
Total Grupo Aval	100.0%	100.0%	100.0%

(1) Pro-forma figures for 1Q16 for comparability to reflect the deconsolidation of Corficolombiana at Banco de Bogotá.

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2.1.2 Borrowings from Banks and Other (includes borrowings from development entities)

As of March 31st, 2017 borrowings from banks and other totaled Ps 21,158.6 billion, showing a 10.3% increase versus March 31st, 2016 and a 2.6% increase versus December 31st, 2016. Excluding FX, borrowings from banks and other increased 12.7% versus 1Q16 and 4.8% versus 4Q16.

2.1.3 Bonds

Total bonds as of March 31st, 2017 totaled Ps 16,275.4 billion showing an increase of 2.8% versus March 31st, 2016 and a decrease of 12.3% versus December 31st, 2016. Excluding FX, bonds grew 3.1% versus 1Q16 and decreased 12.1% versus 4Q16. The decrease when compared to 4Q16 is mainly attributable to the maturity of Banco de Bogotá’s US$600 million senior bonds due February, 2017.

3. Non-controlling Interest

Non-controlling Interest in Grupo Aval reflects: (i) the minority stakes that third party shareholders hold in each of its direct consolidated subsidiaries (Banco de Bogotá, Banco de Occidente, Banco Popular, Banco AV Villas and Corficolombiana), and (ii) the minority stakes that third party shareholders hold in the consolidated subsidiaries at the bank level (mainly Porvenir). As of March 31st, 2017 non-controlling interest was Ps 8,823.6 billion which increased by 3.7% versus March 31st, 2016. Total non-controlling interest remained stable during the last quarter on 37.2% of total equity. Total minority interest derives from the sum of the combined minority interests of our banks and of Grupo Aval, applying eliminations associated with the consolidation process of Grupo Aval.

Direct & indirect ownership of main subsidiaries	1Q16	4Q16	1Q17	Δ
				1Q17 vs. 4Q16	1Q17 vs. 1Q16
Banco de Bogotá	68.7%	68.7%	68.7%	-	-
Banco de Occidente	72.3%	72.3%	72.3%	-	-
Banco Popular	93.7%	93.7%	93.7%	-	-
Banco AV Villas	79.9%	79.9%	79.9%	-	-
BAC Credomatic (1)	68.7%	68.7%	68.7%	-	-
Porvenir (2)	75.7%	75.7%	75.7%	0	0
Corficolombiana (3)	44.5%	44.5%	44.6%	8	6
Grupo Aval Limited	100.0%	100.0%	100.0%	-	-
Grupo Aval International Ltd.	100.0%	100.0%	100.0%	-	-

(1) BAC Credomatic is fully owned by Banco de Bogotá; (2) Grupo Aval indirectly owns a 100% of Porvenir as follows: 20.0% in Grupo Aval, 46.9% in Banco de Bogotá and 33.1% in Banco de Occidente. Porvenir's results consolidate into Banco de Bogotá; (3) Grupo Aval increased its direct ownership in Corficolombiana mainly due to stock dividend distributions and acquisitions through open market transactions.

4. Attributable Shareholders’ Equity

Attributable shareholders’ equity as of March 31st, 2017 was Ps 14,881.8 billion, showing an increase of 3.5% versus March 31st, 2016 and a decrease of 4.6% versus December 31st, 2016 mainly driven by the dividends declared on March 2017 at Grupo Avals shareholders’ meeting. Traditionally we had two shareholders’ meetings per year and beginning on March 2017 we will only hold one per year.

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Income Statement Analysis

Our net income attributable to shareholders for 1Q17 of Ps 587.0 billion shows a 25.8% increase versus 1Q16 and 28.0% versus 4Q16.

Consolidated Statement of Income	1Q16	4Q16	1Q17	Δ
				1Q17 vs. 4Q16	1Q17 vs. 1Q16
Interest income	4,165.3	4,620.1	4,728.9	2.4%	13.5%
Interest expense	1,848.1	2,305.5	2,189.1	-5.0%	18.5%
Net interest income	2,317.2	2,314.6	2,539.8	9.7%	9.6%
Impairment loss on loans and accounts receivable	718.5	861.9	791.3	-8.2%	10.1%
Impairment loss on other financial assets	1.2	32.4	5.6	-82.8%	N.A.
Recovery of charged-off assets	(49.7)	(108.8)	(54.9)	-49.5%	10.7%
Impairment loss on financial assets, net	670.1	785.5	741.9	-5.5%	10.7%
Net income from commissions and fees	1,050.3	1,110.8	1,130.2	1.7%	7.6%
Net trading income	132.8	237.7	32.2	-86.4%	-75.7%
Net income from financial instruments designated at fair value	41.7	50.5	44.2	-12.6%	5.9%
Total other income (expense)	752.7	580.6	546.8	-5.8%	-27.4%
Total other expenses	2,255.1	2,189.6	2,192.3	0.1%	-2.8%
Income before income tax expense	1,369.5	1,319.1	1,358.9	3.0%	-0.8%
Income tax expense	573.9	476.6	445.2	-6.6%	-22.4%
Income from continued operations	795.6	842.4	913.7	8.5%	14.8%
Income from discontinued operations	-	(0.1)	-	-100.0%	N.A
Net income before non-controlling interest	795.6	842.5	913.7	8.4%	14.8%
Non-controlling interest	329.2	384.1	326.7	-14.9%	-0.7%
Net income attributable to the owners of the parent company	466.4	458.4	587.0	28.0%	25.8%

1. Net Interest Income

Net interest income	1Q16	4Q16	1Q17	Δ
				1Q17 vs. 4Q16	1Q17 vs. 1Q16
Interest income
Commercial	1,787.9	2,034.8	2,128.2	4.6%	19.0%
Interbank and overnight funds	46.1	95.2	67.7	-28.9%	46.8%
Consumer	1,758.0	1,967.6	1,960.2	-0.4%	11.5%
Mortgages and housing leases	281.5	296.6	305.8	3.1%	8.6%
Microcredit	29.0	29.7	29.1	-1.9%	0.5%
Loan portfolio interest	3,902.6	4,423.9	4,491.0	1.5%	15.1%
Interests on investments in debt securities	262.7	196.2	238.0	21.3%	-9.4%
Total interest income	4,165.3	4,620.1	4,728.9	2.4%	13.5%
Interest expense
Checking accounts	66.7	58.4	86.8	48.8%	30.2%
Time deposits	721.2	938.5	917.8	-2.2%	27.3%
Savings deposits	457.1	617.0	574.6	-6.9%	25.7%
Total interest expenses on deposits	1,245.0	1,613.9	1,579.2	-2.1%	26.8%
Borrowings	554.8	694.5	567.7	-18.3%	2.3%
Interbank borrowings and overnight funds	149.1	76.1	82.7	8.6%	-44.6%
Borrowings from banks and others	122.5	206.6	187.2	-9.4%	52.9%
Bonds	283.3	411.8	297.8	-27.7%	5.1%
Borrowings from development entities	48.2	(2.8)	42.2	N.A	-12.4%
Total interest expense	1,848.1	2,305.5	2,189.1	-5.0%	18.5%
Net interest income	2,317.2	2,314.6	2,539.8	9.7%	9.6%

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Our net interest income increased by 9.6% to Ps 2,539.8 for 1Q17 versus 1Q16 and by 9.7% versus 4Q16. The increase versus 1Q16 was derived from a 13.5% increase in total interest income and a 18.5% increase in total interest expense. The improvement versus 4Q16 was driven by a better performance of the fixed income portfolio and the decline in cost of funds.

Our Net Interest Margin(1) was 5.9% for 1Q17, 5.5% in 4Q16, and 5.6% in 1Q16. Net Interest Margin on Loans was 6.8% for 1Q17, 6.4% in 4Q16 and 6.6% in 1Q16. On the other hand, our Net Investments Margin was 0.6% in 1Q17 versus 0.3% in 4Q16 and 1.0% in 1Q16.

Our Net Interest Margin from our financial operation (excluding non-financial sector and holding company) was 6.1% for 1Q17, and 5.9% for both 4Q16 and in 1Q16. Net Interest Margin on Loans from our financial operation (excluding non-financial sector and holding company) was 7.1% for 1Q17, 7.0% in 4Q16 and 6.9% in 1Q16.

2. Impairment loss on financial assets, net

Our impairment loss on financial assets, net increased by 10.7% to Ps 741.9 billion for 1Q17 versus 1Q16 and decreased by 5.5% versus 4Q16.

Impairment loss on financial assets, net	1Q16	4Q16	1Q17	Δ
				1Q17 vs. 4Q16	1Q17 vs. 1Q16
Impairment loss on loans and accounts receivable	718.5	861.9	791.3	-8.2%	10.1%
Recovery of charged-off assets	(49.7)	(108.8)	(54.9)	-49.5%	10.7%
Impairment loss on other financial assets	1.2	32.4	5.6	-82.8%	N.A.
Impairment loss on financial assets, net	670.1	785.5	741.9	-5.5%	10.7%

Our annualized gross cost of risk was 2.1% for 1Q17, 2.3% for 4Q16 and 2.0% for 1Q16. Net of recoveries of charged-off assets our ratio was 1.9% for 1Q17, 2.0% for 4Q16, and 1.9% for 1Q16.

(1) Grupo Aval’s NIM without income from investment securities held for trading through profit or loss was 5.8% for 1Q17, 5.4% for 4Q16 and 5.6% for 1Q16.

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3. Non-interest income

Total non-interest income	1Q16	4Q16	1Q17	Δ
				1Q17 vs. 4Q16	1Q17 vs. 1Q16
Income from commissions and fees
Banking fees (1)	905.7	911.8	919.4	0.8%	1.5%
Trust and portfolio management activities	34.5	130.2	76.8	-41.0%	122.8%
Pension and severance fund management	213.5	193.2	240.8	24.6%	12.8%
Bonded warehouse services	41.9	48.8	44.3	-9.3%	5.6%
Total income from commissions and fees	1,195.6	1,284.0	1,281.2	-0.2%	7.2%
Expenses for commissions and fees	145.3	173.3	151.0	-12.9%	3.9%
Net income from commissions and fees	1,050.3	1,110.8	1,130.2	1.7%	7.6%

Net trading income	132.8	237.7	32.2	-86.4%	-75.7%
Net income from financial instruments designated at fair value	41.7	50.5	44.2	-12.6%	5.9%

Other income (expense)
Foreign exchange gains (losses), net	200.9	(15.7)	196.3	N.A	-2.3%
Net gain on sale of investments	147.8	5.2	3.8	-27.0%	-97.4%
Gain on the sale of non-current assets held for sale	2.5	4.3	4.3	0.4%	69.1%
Income from non-consolidated investments (2)	86.2	(65.4)	86.5	N.A	0.3%
Net gains on asset valuations	-	53.9	(1.0)	-101.9%	N.A
Income from non-financial sector, net	212.9	279.7	172.1	-38.5%	-19.1%
Other operating income	102.3	318.5	84.8	-73.4%	-17.1%
Total other income (expense)	752.7	580.6	546.8	-5.8%	-27.4%

Total non-interest income	1,977.5	1,979.6	1,753.3	-11.4%	-11.3%

(1)Includes commissions on banking services, office network services, credit and debit card fees, fees on drafts, checks and checkbooks and other fees

(2)Includes equity method and dividends

3.1 Net income from commissions and fees

Net Income from commissions and fees increased by 7.6% to Ps 1,130.2 for 1Q17 versus 1Q16 and by 1.7% in the quarter. Income from commissions and fees increased by 7.2% to Ps 1,281.2 billion in 1Q17 versus 1Q16 and slightly decreased by 0.2% in the quarter. Excluding FX, net income from commissions increased 12.9% and 3.2%.

3.2 Net trading income

Grupo Aval’s net trading income includes (i) net trading income from investment securities held for trading through profit or loss, which reflects the interest and gains/losses from mark-to-market valuation, in each case from equity and fixed income investment securities held for trading through profit or loss, and (ii) net trading income from derivatives, which reflects the gains/losses from mark-to-market valuation on derivatives different from that considered under hedge accounting.

Net trading income amounted to Ps 32.2 billion in 1Q17, comprised of a Ps 90.0 billion income on investments held for trading through profit or loss and a Ps 57.8 billion loss on hedging activities, which were offset by the Ps 196.3 billion income on foreign exchange gains (losses), net. Income from investment securities held for trading increased by 0.6% and 9.1% when compared to 4Q16 and 1Q17, respectively.

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3.3 Other income (expense)

Total other income (expense) for 1Q17 totaled Ps 546.8 billion decreasing by 27.4% versus 1Q16 and by 5.8% versus 4Q16. When compared with 1Q16, the result declines by a base effect related to (i) a Ps 144.5 billion gain on the sale of CIFIN and (ii) Ps 23.6 billion of equity method recognized on CRDS.

4. Other expenses

Total other expenses for 1Q17 totaled Ps 2,192.3 billion decreasing by 2.8% versus 1Q16 and increasing by 0.1% versus 4Q16. Our efficiency ratio measured as operating expenses before depreciation and amortization (excluding wealth tax) to total income, was 45.9% in 1Q17, 52.2% in 4Q16 and 44.1% in 1Q16. The ratio of annualized operating expenses before depreciation and amortization (excluding wealth tax) as a percentage of average total assets was 3.4% in 1Q17, 3.8% in 4Q16 and 3.4% in 1Q16. It is usual that the efficiency ratio of first quarters is lower than the one of full year results.

5. Non-controlling Interest

Non-controlling interest in Grupo Aval reflects: (i) the minority stakes that third party shareholders hold in each of its direct consolidated subsidiaries (Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas and Corficolombiana), and (ii) the minority stakes that third party shareholders hold in the consolidated subsidiaries at the bank level (mainly Porvenir). For 1Q17, non-controlling interest in the income statement was Ps 326.7 billion, showing a 0.7% decrease versus 1Q16 and a 14.9% decrease versus 4Q16. The ratio of non-controlling interest to income before non-controlling interest was 35.8% in 1Q17, 45.6% in 4Q16 and 41.4% in 1Q16.

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Information related to Grupo Aval Acciones y Valores S.A. (Holding Company) and Grupo Aval Limited

The holding company recorded a total gross indebtedness of Ps 1,515.1 billion (Ps 805.0 billion of bank debt and Ps 710.1 billion of bonds denominated in Colombian pesos) as of March 31st, 2017. It also guarantees irrevocably and unconditionally Grupo Aval Limited’s (144A / Reg S) 2022 (USD 1,000 million) bonds under its respective indentures. As of March 31st, 2017 the total amount outstanding of such bonds was USD 1.0 billion, or Ps 2,887.1 billion when translated into pesos.

The debt at Grupo Aval Limited is serviced with interest income on loans to subsidiaries and cash & cash equivalents. Grupo Aval Limited has not required, to this date, cash from Grupo Aval Acciones y Valores S.A. to fulfill its obligations. The main sources of cash to pay the debt and debt service at Grupo Aval Acciones y Valores S.A. have been the dividend income from its subsidiaries and the returns on its cash & cash equivalents.

When combined, Grupo Aval Acciones y Valores S.A. and Grupo Aval Ltd. had Ps 1,725.4 billion of total liquid assets and a total gross indebtedness of Ps 4,385.1 billion and a net indebtedness (including callable senior loans to subsidiaries) of Ps 2,659.7 billion as of March 31st, 2017:

Total liquid assets as of March 31, 2017
Cash and cash equivalents	562.6
Fixed income investments	119.5
Callable Senior loans to subsidiaries	1,043.3
Total liquid assets	1,725.4

Debt service coverage and leverage ratios	1Q16	4Q16	1Q17	Δ
				1Q17 vs. 4Q16	1Q17 vs. 1Q16
Double leverage (1)	1.25x	1.15x	1.17x	0.02	-0.08
Net debt / Core earnings (2)(3)	4.1x	2.8x	3.2x(4)	0.4	-0.9
Net debt / Cash dividends (2)(3)	4.8x	3.5x	3.5x	0.1	-1.3
Core Earnings / Interest Expense (2)	3.5x	4.1x	4.2x(4)	0.1	0.7

(1) Double leverage is calculated as investments in subsidiaries at book value (excluding revaluations), subordinated loans to subsidiaries and goodwill as a percentage of shareholders' equity; (2) Core earnings are defined as annualized recurring cash flow from dividends and investments; (3) Net debt is calculated as total gross debt minus cash and cash equivalents and fixed income investments; (4) During 1Q17 Grupo Aval has not received dividends from Banco AV Villas given that the last payment was received during September 2016 and equivalent to a 6 month payment, however, when including the 9 months of dividends decreed by the bank staring on April 2017 the annualized Net debt / Core earnings metric would be 3.0x and the Core earnings / Interest expense would be 2.9x.

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ABOUT GRUPO AVAL

Grupo Aval is Colombia’s largest banking group, and through our BAC Credomatic operations it is also the largest and the most profitable banking group in Central America. Grupo Aval currently operates through four commercial banks in Colombia (Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas). It manages pension and severance funds through the largest pension and severance fund manager in Colombia (Porvenir) and owns the largest merchant bank in Colombia (Corficolombiana), each of which Aval controls and consolidates into its results.

Investor Relations Contacts

Tatiana Uribe Benninghoff

Vice President of Financial Planning and Investor Relations

Tel: +571 241 9700 x3600

E-mail: turibe@grupoaval.com

Alejo Sánchez García

Financial Planning and Investor Relations Manager

Tel: +571 241 9700 x3600

E-mail: asanchez@grupoaval.com

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Grupo Aval Acciones y Valores S.A.
Consolidated Financial Statements Under Full IFRS
Financial Statments Under IFRS
Information in Ps. Billions

Consolidated Statement of Financial Position	1Q16	4Q16	1Q17	Δ
				1Q17 vs. 4Q16	1Q17 vs. 1Q16
Cash and cash equivalents	21,366.3	22,193.0	24,542.3	10.6%	14.9%
Financial assets held for investment
Debt securities	3,016.5	2,343.9	2,651.1	13.1%	-12.1%
Equity securities	1,613.7	1,747.6	1,796.2	2.8%	11.3%
Derivative instruments	1,297.7	502.2	615.7	22.6%	-52.6%
Total financial assets held for trading through profit or losses	5,927.9	4,593.7	5,063.0	10.2%	-14.6%
Debt securities	19,434.4	17,662.7	17,313.5	-2.0%	-10.9%
Equity securities	934.0	729.8	750.2	2.8%	-19.7%
Total available for sale financial assets	20,368.4	18,392.5	18,063.6	-1.8%	-11.3%
Investments held to maturity	2,288.4	2,570.5	2,636.8	2.6%	15.2%
Other financial assets at fair value through profit or losses	1,933.3	2,072.7	2,117.7	2.2%	9.5%
Total financial assets held for investment	30,517.9	27,629.4	27,881.2	0.9%	-8.6%
Loans and receivables
Commercial loans and leases	87,931.6	93,149.2	93,829.6	0.7%	6.7%
Commercial loans and leases	85,032.0	89,579.6	88,730.3	-0.9%	4.3%
Interbank & overnight funds	2,899.6	3,569.6	5,099.3	42.9%	75.9%
Consumer loans and leases	42,214.7	46,928.0	46,854.2	-0.2%	11.0%
Mortgages and housing leases	13,338.5	14,683.5	14,613.9	-0.5%	9.6%
Microcredit loans and leases	394.5	399.4	396.1	-0.8%	0.4%
Total loans and leases operations and receivables portfolio	143,879.2	155,160.2	155,693.7	0.3%	8.2%
Allowance for impairment of loans and receivables	(3,814.7)	(4,261.4)	(4,389.7)	3.0%	15.1%
Total loans and receivables, net	140,064.6	150,898.7	151,304.0	0.3%	8.0%
Other accounts receivable	3,428.4	3,524.6	3,557.7	0.9%	3.8%
Hedging derivatives	362.7	128.5	212.0	65.0%	-41.6%
Non-current assets held for sale	154.6	259.5	240.9	-7.2%	55.8%
Investments in associates and joint ventures	875.8	1,146.6	1,134.5	-1.1%	29.5%
Own-use property, plant and equipment, net	5,774.6	5,899.2	5,738.0	-2.7%	-0.6%
Investment properties	550.6	612.3	633.9	3.5%	15.1%
Biological assets	246.8	48.0	59.0	22.9%	-76.1%
Tangible assets	6,572.0	6,559.5	6,430.9	-2.0%	-2.1%
Goodwill	6,825.9	6,824.9	6,644.0	-2.7%	-2.7%
Concession arrangements rights	2,453.3	2,805.3	2,816.2	0.4%	14.8%
Other intangible assets	635.5	735.0	756.9	3.0%	19.1%
Intangible assets	9,914.7	10,365.3	10,217.1	-1.4%	3.0%
Current	476.3	584.2	865.8	48.2%	81.8%
Deferred	635.2	195.0	144.4	-26.0%	-77.3%
Income tax assets	1,111.5	779.1	1,010.2	29.7%	-9.1%
Other assets	503.7	589.4	581.8	-1.3%	15.5%
Total assets	214,872.2	224,073.7	227,112.6	1.4%	5.7%
Derivative instruments held for trading	1,164.0	640.7	581.6	-9.2%	-50.0%
Total financial liabilities at fair value	1,164.0	640.7	581.6	-9.2%	-50.0%
Deposits from clients at amortized cost	136,882.7	143,887.1	146,736.3	2.0%	7.2%
Checking accounts	32,795.3	34,978.2	33,562.8	-4.0%	2.3%
Time deposits	53,545.9	58,006.1	62,182.6	7.2%	16.1%
Savings deposits	50,169.7	50,573.9	50,411.8	-0.3%	0.5%
Other deposits	371.8	328.8	579.0	76.1%	55.8%
Financial obligations	41,667.6	42,790.6	42,628.7	-0.4%	2.3%
Interbank borrowings and overnight funds	9,268.8	6,315.7	7,984.8	26.4%	-13.9%
Borrowings from banks and others	16,561.9	17,906.6	18,368.5	2.6%	10.9%
Bonds	15,836.9	18,568.2	16,275.4	-12.3%	2.8%
Borrowings from development entities	2,623.4	2,725.7	2,790.1	2.4%	6.4%
Total financial liabilities at amortized cost	181,173.7	189,403.3	192,155.2	1.5%	6.1%
Hedging derivatives	121.2	43.4	37.6	-13.5%	-69.0%
Litigation	237.5	155.7	157.8	1.3%	-33.5%
Other provisions	660.8	464.6	483.4	4.0%	-26.8%
Provisions	898.3	620.4	641.2	3.4%	-28.6%
Current	609.0	405.1	712.2	75.8%	16.9%
Deferred	1,245.2	1,246.8	1,466.0	17.6%	17.7%
Income tax liabilities	1,854.2	1,651.9	2,178.2	31.9%	17.5%
Employee benefits	1,042.7	1,097.6	1,132.1	3.1%	8.6%
Other liabilities	5,733.0	5,957.2	6,681.3	12.2%	16.5%
Total liabilities	191,987.1	199,414.5	203,407.2	2.0%	5.9%

Equity attributable to owners of the parent company	14,380.1	15,601.6	14,881.8	-4.6%	3.5%
Non-controlling interests	8,505.0	9,057.7	8,823.6	-2.6%	3.7%
Total equity	22,885.1	24,659.2	23,705.4	-3.9%	3.6%
Total liabilities and equity	214,872.2	224,073.7	227,112.6	1.4%	5.7%

18

Grupo Aval Acciones y Valores S.A.

Consolidated Financial Statements Under Full IFRS

Financial Statements Under IFRS

Information in Ps. Billions

Consolidated Statement of Financial Position	1Q16	4Q16	1Q17	Δ
				1Q17 vs. 4Q16	1Q17 vs. 1Q16
Interest income
Loan portfolio interest	3,902.6	4,423.9	4,491.0	1.5%	15.1%
Interests on investments in debt securities	262.7	196.2	238.0	21.3%	-9.4%
Total interest income	4,165.3	4,620.1	4,728.9	2.4%	13.5%
Interest expense
Checking accounts	66.7	58.4	86.8	48.8%	30.2%
Time deposits	721.2	938.5	917.8	-2.2%	27.3%
Savings deposits	457.1	617.0	574.6	-6.9%	25.7%
Total interest expenses on deposits	1,245.0	1,613.9	1,579.2	-2.1%	26.8%
Borrowings	554.8	694.5	567.7	-18.3%	2.3%
Interbank borrowings and overnight funds	149.1	76.1	82.7	8.6%	-44.6%
Borrowings from banks and others	122.5	206.6	187.2	-9.4%	52.9%
Bonds	283.3	411.8	297.8	-27.7%	5.1%
Borrowings from development entities	48.2	(2.8)	42.2	N.A	-12.4%
Total interest expense	1,848.1	2,305.5	2,189.1	-5.0%	18.5%
Net interest income	2,317.2	2,314.6	2,539.8	9.7%	9.6%
Impairment loss on financial assets
Impairment loss on loans and accounts receivable	718.5	861.9	791.3	-8.2%	10.1%
Recovery of charged-off assets	(49.7)	(108.8)	(54.9)	-49.5%	10.7%
Impairment loss on other financial assets	1.2	32.4	5.6	-82.8%	N.A.
Impairment loss on financial assets, net	670.1	785.5	741.9	-5.5%	10.7%
Net interest income, after impairment loss on financial assets	1,647.2	1,529.1	1,797.9	17.6%	9.1%
Income from commissions and fees
Banking fees (1)	905.7	911.8	919.4	0.8%	1.5%
Trust and portfolio management activities	34.5	130.2	76.8	-41.0%	122.8%
Pension and severance fund management	213.5	193.2	240.8	24.6%	12.8%
Bonded warehouse services	41.9	48.8	44.3	-9.3%	5.6%
Total income from commissions and fees	1,195.6	1,284.0	1,281.2	-0.2%	7.2%
Expenses for commissions and fees	145.3	173.3	151.0	-12.9%	3.9%
Net income from commissions and fees	1,050.3	1,110.8	1,130.2	1.7%	7.6%
Net trading income	132.8	237.7	32.2	-86.4%	-75.7%
Net income from financial instruments designated at fair value	41.7	50.5	44.2	-12.6%	5.9%
Other income (expense)
Foreign exchange gains (losses), net	200.9	(15.7)	196.3	N.A	-2.3%
Net gain on sale of investments	147.8	5.2	3.8	-27.0%	-97.4%
Gain on the sale of non-current assets held for sale	2.5	4.3	4.3	0.4%	69.1%
Income from non-consolidated investments (2)	86.2	(65.4)	86.5	N.A	0.3%
Net gains on asset valuations	-	53.9	(1.0)	-101.9%	N.A
Income from non-financial sector, net	212.9	279.7	172.1	-38.5%	-19.1%
Other operating income	102.3	318.5	84.8	-73.4%	-17.1%
Total other income (expense)	752.7	580.6	546.8	-5.8%	-27.4%
Other expenses
Loss on the sale of non-current assets held for sale	0.4	1.5	4.1	173.2%	N.A.
Personnel expenses	877.0	927.4	895.6	-3.4%	2.1%
General and administrative expenses	1,237.8	1,146.4	1,143.5	-0.3%	-7.6%
Depreciation and amortization	107.3	138.1	127.9	-7.3%	19.2%
Other operating expenses	32.6	(23.7)	21.1	-189.1%	-35.1%
Total other expenses	2,255.1	2,189.6	2,192.3	0.1%	-2.8%
Income before income tax expense	1,369.5	1,319.1	1,358.9	3.0%	-0.8%
Income tax expense	573.9	476.6	445.2	-6.6%	-22.4%
Income from continued operations	795.6	842.4	913.7	8.5%	14.8%
Income from discontinued operations	-	(0.1)	-	-	-
Net income before non-controlling interest	795.6	842.5	913.7	8.4%	14.8%
Non-controlling interest	329.2	384.1	326.7	-14.9%	-0.7%
Net income attributable to the owners of the parent company	466.4	458.4	587.0	28.0%	25.8%

(1)Includes commissions on banking services, office network services, credit and debit card fees, fees on drafts, checks and checkbooks and other fees

(2)Includes equity method and dividends

19

Item 2

1 IFRS 1Q17 Consolidated Earnings Results

2 Grupo Aval Acciones y Valores S . A . (“ Grupo Aval”) is an issuer of securities in Colombia and in the United States, registered with Colombia’s National Registry of Shares and Issuers ( Registro Nacional de Valores y Emisores ) and the United States Securities and Exchange Commission (“SEC”) . As such, it is subject to the control of the Superintendency of Finance and compliance with applicable U . S . securities regulation as a “foreign private issuer” under Rule 405 of the U . S . Securities Act of 1933 . Grupo Aval is a not a financial institution and is not supervised or regulated as a financial institution in Colombia . As an issuer of securities in Colombia, Grupo Aval is required to comply with periodic reporting requirements and corporate governance, however, it is not regulated as a financial institution or as a holding company of banking subsidiaries and, thus, is not required to comply with capital adequacy regulations applicable to banks and other financial institutions . All of our banking subsidiaries (Banco de Bogotá, Banco de Occidente , Banco Popular and Banco AV Villas), Porvenir and Corficolombiana , are subject to inspection and surveillance as financial institutions by the Superintendency of Finance . Although we are not a financial institution, until December 31 , 2014 we prepared the unaudited consolidated financial information included in these quarterly reports in accordance with the regulations of the Superintendency of Finance for financial institutions and generally accepted accounting principles for banks to operate in Colombia, also known as Colombian Banking GAAP because we believe that presentation on that basis most appropriately reflected our activities as a holding company of a group of banks and other financial institutions . However, in 2009 the Colombian Congress enacted Law 1314 establishing the implementation of IFRS in Colombia . As a result, since January 1 , 2015 financial entities and Colombian issuers of publicly traded securities such as Grupo Aval must prepare financial statements in accordance with IFRS . IFRS as applicable under Colombian regulations differs in certain aspects from IFRS as currently issued by the IASB . The unaudited consolidated financial information included in this document is presented in accordance with IFRS as currently issued by the IASB . Details of the calculations of non - GAAP measures such as ROAA and ROAE, among others, are explained when required in this report . Because of our recent migration to IFRS and recent implementation of IFRS accounting principles, the unaudited consolidated f ina ncial information for the first quarter of 2017, and the first and fourth quarter of 2016, may be subject to further amendments. This report may include forward - looking statements, which actual results may vary from those stated herein as a consequence of changes in general, economic and business conditions, changes in interest and currency rates and other risks factors as evidenced in our Form 20 - F available at the SEC webpage . Recipients of this document are responsible for the assessment and use of the information provided herein . Grupo Aval will not have any obligation to update the information herein and shall not be responsible for any decision taken by investors in connection with this document . The content of this document and the unaudited figures included herein are not intended to provide full disclosure on Grupo Aval or its affiliates . When applicable, in this document we refer to billions as thousands of millions . Disclaimer

3 Highlights (1/2) The following are the main highlights of our 1 Q 2017 results under IFRS : • Attributable net income for the quarter was Ps 587 . 0 billion or 26 pesos per share, 25 . 8 % higher than the 1 Q 2016 result . On a consolidated basis we paid Ps 109 . 3 billion in equity tax ( Ps 73 . 7 billion on an attributable net income basis or 3 . 3 pesos per share) . As a result of the Tax Reform of 2016 , this is the last quarter that corporations, including banks, pay equity tax . • Gross loans, excluding interbank and overnight funds, grew by 6 . 8 % as of March 31 , 2017 when compared to March 31 , 2016 . E xcluding the impact of the FX movement in our Central American operation, loans grew by 8 % in the last year . However, the Country’s GNP slow growth took a toll in our loans’ growth during the first quarter of this year ; when absent the impact of the appreciation of the Colombian Peso against the USD our loan book grew 0 . 4% . Including FX movements total loans declined by 0 . 7 % in the first quarter . • Deposit growth outpaced the growth of our loans during the last twelve months and during the quarter . Total deposits grew by 7 . 2 % with respect to March 31 , 2016 ; excluding FX movements affecting our Central American operation, deposits grew by 8 . 3 % during the last twelve months . When compared to December 31 , 2016 , deposits grew by 2% ; excluding FX movements growth in deposits amounted to 3 . 1% . Consequently, our deposit to loan ratio improved to 0 . 97 x as of March 31 , 2017 from 0 . 95 x as of December 31 , 2016 . • We continue to emphasize a strong liquidity position, particularly in Central America, and as a result our consolidated ratio of cash and cash equivalents to deposits improved from 15 . 4 % as of December 31 , 2016 to 16 . 7 % as of March 31 , 2017 . • The NIM of our consolidated operation improved by 40 bps in 1 Q 2017 versus 4 Q 2016 , reaching 5 . 9% . Movements in our total consolidated NIM were influenced by : • 5 % of our total funding is more expensive funding obtained by the non - financial sector affiliates of Corficolombiana, • Our non - financial sector earning assets tripled since 1 Q 2016 ( as a percentage of total interest earning assets) mostly as a result of the entry into service during December, 2016 of Promigas ’ Natural gas liquefaction facility whose associated concession contract is accounted for as a financial lease ; • Average yield on total loans (non - financial and financial sectors) remained flat at 11 . 7% , • Average cost of total funds decreased by 40 bps in line with recent contractions in the Central Bank Rate, • NIM on loans expanded by 40 bps, driven by lower cost of funds and a sharp increase in our non - financial sector NIM on loans, • NIM on total investments expanded by 30 bps driven by the decrease in cost of funds,

4 Highlights (2/2) • Our 30 day PDLs and NPLs deteriorated by 60 bps and 20 bps respectively during the quarter, primarily driven by our exposure to Electricaribe (approx . USD 185 million) ; Electricaribe accounted for 56 pbs of deterioration in the Commercial Loan PDL ratio and 44 bps in the Commercial Loan NPL ratio . Electricaribe also accounted for 33 bps of deterioration in the Total PDL ratio and 26 bps in the Total NPL ratio . We also saw 40 bps deterioration in Consumer Loan PDLs (SME’s , credit cards and other personal loans) ; however, in nominal values this deterioration amounted to approximately USD 55 million, a much smaller number when compared to Electricaribe’s . Deterioration in general has been driven by the current low economic cycle and the still high (yet decreasing) interest rate scenario . • Our Cost of Risk was 2 . 1 % before recoveries and 1 . 9 % after provisions, an improvement versus the last quarter of 2016 of 20 bps and 10 bps respectively . Although these numbers reflect necessary provisions for the deterioration in Consumer Loan asset quality, they do not take into account additional provisions for the Electricaribe loans, which should occur between May and December 2017 , bringing total provisions to 80 % of this exposure (from an existing 13% ) . Lesser provisions may be required if an agreement is reached between the Colombian Government and Gas Natural of Spain or if the Government implements other plans for the company such as those recently reported in different news media . • Gross fee Income grew by 7 % with respect to the first quarter of 2016 and remained stable when compared to the last quarter of 2016 . In absence of FX movements fee income grew by almost 12 % in the last twelve months . • Our consolidated efficiency ratio, measured as cost to income, was 45 . 9 % in 1 Q 2017 , versus 52 . 2 % during 4 Q 2016 . This improvement is partially explained by traditionally lower first quarter expenses but also reflects our efforts to control expenses . • As of March 31 , 2017 , all our banks continued to show strong Tier 1 and full solvency levels, between 9 . 2 % and 11 . 3 % and between 11 .. 3 % and 13 . 9% , respectively . • As of this year we have switched from two shareholder meetings per year to only one, in line with industry practices . Consequently, on the March, 2017 shareholders’ meetings we declared dividends for a 12 month period rather than a 6 month period . Therefore, our consolidated attributable equity decreased during the quarter . • Our ROAE and ROAA for the quarter were 15 . 4 % and 1 . 6 % respectively .

5 GDP Growth Expectations (%) Source: Bloomberg Consensus Source : DANE. Unemployment (%) Current Account (% of GDP, quarterly) Source : Banrep and DANE .. Macroeconomic context – Colombia (1/3) 10.4% 10.2% 9.7% 8.9% 10.1% 9.7% 9.6% 8.4% 8.7% 8.6% 8.7% 2012 2013 2014 2015 2016 2017 Unemployment as of March of each period Unemployment as of December of each period 1.5 2.0 2.5 3.0 3.5 4.0 4.5 May-16 May-16 Jun-16 Jul-16 Jul-16 Aug-16 Sep-16 Sep-16 Oct-16 Nov-16 Nov-16 Dec-16 Jan-17 Jan-17 Feb-17 Mar-17 Apr-17 Apr-17 May-17 2017E 2018E 2.0 3.0 (3.1%) (3.2%) (10.0%) (8.0%) (6.0%) (4.0%) (2.0%) 0.0% 2.0% 4.0% Dec-12 Jun-13 Dec-13 Jun-14 Dec-14 Jun-15 Dec-15 Jun-16 Dec-16 Trade balance Current Account Deficit

6 1.1% 4.66% 6.25% 0% 3% 5% 8% 10% 4Q12 2Q13 4Q13 2Q14 4Q14 2Q15 4Q15 2Q16 4Q16 may- 17 Real GDP growth Inflation Colombian Central Bank's Interest rate Inflation (%) Source: Banrep Source : Banrep . (1) End of period DTF rate (2) End of period 3 - month interbank (IBR) rate Source: Banrep and DANE Central Bank’s Monetary Policy Macroeconomic context – Colombia (2/3) Apr - 17: 4.66% 2.4% 2.2% 1.9% 2.8% 3.7% 4.4% 6.8% 8.6% 5.7% 0.0% 2.0% 4.0% 6.0% 8.0% 10.0% Dec-12 Jun-13 Dec-13 Jun-14 Dec-14 Jun-15 Dec-15 Jun-16 Dec-16 12-Month inflation Lower target range Upper target range 2% 4% 6% 8% Dec-12 Jun-13 Dec-13 Jun-14 Dec-14 Jun-15 Dec-15 Jun-16 Dec-16 Colombian Central Bank's Interest rate (EoP) DTF(1) IBR(2) 6.11% 6.25% 5.69% 2014: 4.4% 2015: 3.1% 2016: 2.0% 2013: 4.9% 2012: 4.0% FY GDP

7 Source: Bloomberg Source: Bloomberg. ( 100=Jan 31, 2016) Colombian Peso Exchange Rate COP vs Emerging markets’ currencies Colombian Peso vs WTI US$/barrel Macroeconomic context – Colombia (3/3) 1Q16 4Q16 1Q17 1Q17 vs. 1Q161Q17 vs. 4Q16 Average 3,263.493,016.072,924.26 -10.39% -3.04% End of Period 3,000.633,000.712,885.57 -3.83% -3.84% 1,700 2,200 2,700 3,200 3,700 20 40 60 80 100 120 Jan-16 Feb-16 Mar-16 Apr-16 May-16 Jun-16 Jul-16 Aug-16 Sep-16 Oct-16 Nov-16 Dec-16 Jan-17 Feb-17 Mar-17 Apr-17 May-17 WTI (US$/Lhs) COP Exchange rate 50 70 90 110 130 150 170 Jan-16 Feb-16 Mar-16 Apr-16 May-16 Jun-16 Jul-16 Aug-16 Sep-16 Oct-16 Nov-16 Dec-16 Jan-17 Feb-17 Mar-17 Apr-17 May-17 Colombian Peso Brazilian Real Mexican Peso Chilean Peso Peruvian Nuevo Sol Turkish Lira

8 Macroeconomic context – Central America (1/2) Source: IMF; (*) Average growth of all the Central American countries Real GDP CAGR Evolution Source: SECMCA, last twelve months as of December 2016 Oil & gas imports / Total imports (%) Source: SECMCA Central Banks’ Monetary Policies 2.50% 3.00% 5.50% 0% 1% 2% 3% 4% 5% 6% 7% Jan-16 Feb-16 Mar-16 Apr-16 May-16 Jun-16 Jul-16 Aug-16 Sep-16 Oct-16 Nov-16 Dec-16 Jan-17 Feb-17 Mar-17 Apr-17 May-17 CR GU HO 8.8% 7.4% 6.7% 11.1% 9.5% 12.2% 8.4% Central America Panama Costa Rica El Salvador Guatemala Honduras Nicaragua 4.1% 5.6% 4.7% 4.2% 3.8% 3.4% 2.1% 4.1% 6.1% 4.4% 4.0% 3.5% 3.6% 2.2% Central America* Panama Nicaragua Costa Rica Guatemala Honduras El Salvador CAGRs '13-'16 CAGRs '16-'19

9 Macroeconomic context – Central America (2/2) Illegal Migrants in USA (% Total Origin Country Pop) Total Illegal Migrants (thousands) Total Migrants in USA (thousands) Total Remittances ($MM) Remittances / Migrant Guatemala 4.5% 723 916 5,962 6,511 Honduras 4.2% 337 588 3,195 5,431 El Salvador 7.6% 465 1,315 3,912 2,973 Source: Migration Policy Institute, Banco Mundial, Central Banks and Statistic Institutions of each country Remittances from USA to North Triangle (2014) Total Remittances as % of GDP 16.4% 16.1% 15.7% 16.2% 16.2% 16.6% 16.6% 17.1% 10.5% 10.0% 9.2% 9.8% 9.7% 9.7% 10.1% 10.4% 16.5% 16.0% 15.5% 15.3% 16.7% 17.6% 18.4% 17.8% 2009 2010 2011 2012 2013 2014 2015 2016 ES GU HO

10 Assets Assets Breakdown Total Assets Figures in Ps. Trillions (1) Foreign operations reflect Central American operations. (2) Net loans and leases include interbank and overnight funds. 214.9 224.1 227.1 1Q16 4Q16 1Q17 1Q17 / 1Q16 = 5.7% 1Q17 / 4Q16 = 1.4% 1Q17 / 1Q16 = 6.9% 1Q17 / 4Q16 = 2.5% Growth excl. FX movement of Central American Operations 65.2% 11.5% 1.6% Net loans and leases Fixed income investments Unconsolidated equity investments Other 65.2% 11.5% 1.6% 21.7% 1Q16 66.6% 10.0% 1.6% 21.8% 1Q17 Colombian operations , 71.7% Foreign (1) , 28.3% Colombian operations , 71.0% Foreign (1) , 29.0% Colombian operations , 71.9% Foreign (1) , 28.1% 67.3% 10.1% 1.6% 21.0% 4Q16

11 Loans Gross loans Gross loans Breakdown Figures in Ps. Trillions – Excluding interbank and overnight funds % Growth excluding FX movement of Central American Operations 141.0 151.6 150.6 1Q16 4Q16 1Q17 1Q17 / 1Q16 = 6.8% 1Q17 / 4Q16 = - 0.7% 1Q17 / 1Q16 = 8.0% 1Q17 / 4Q16 = 0.4% Growth excl. FX movement of Central American Operations 60.3% 59.1% 58.9% 29.9% 31.0% 31.1% 9.5% 9.7% 9.7% 0.3% 0.3% 0.3% Commercial Consumer Mortgages Microcredit 4.3% 11.0% 9.6% 0.4% 5.1% 12.5% 12.3% 0.4% 1Q17 / 1Q16 1Q16 4Q16 1Q17 141.0 151.6 150.6 Gross loans

12 Loan portfolio quality 0.9x 0.9x 0.8x 1Q16 4Q16 1Q17 Charge offs / Average NPLs 2.7% 2.8% 2.9% 1.5x 1.4x 1.3x 0.9x 1.0x 0.8x 1Q16 4Q16 1Q17 Allowances / NPLs Allowance / 30+ PDLs Allowance / Gross loans 3.0% 3.0% 3.6% 1.8% 2.0% 2.2% 1Q16 4Q16 1Q17 30 days PDLs / Total loans NPLs / Total loans 2.0% 2.3% 2.1% 1.9% 2.0% 1.9% 1Q16 4Q16 1Q17 Impairment loss / Average loans Impairment loss (net of recoveries of charged-off assets) / Average loans (1) 30 days PDLs and NPLs include interest account receivables. (2) NPL defined as loans more than 90 days past due (1) 30 days PDLs and NPLs include interest account receivables. (1)(2) (1)(2) (1)(2) (1) (1) Impairment loss / Average loans Impairment loss , net / Average loans Cost of Risk

13 Loan portfolio quality 1Q16 4Q16 1Q17 1Q16 4Q16 1Q17 Commercial 2.3% 2.1% 2.9% 1.7% 1.8% 2.2% Consumer 4.3% 4.4% 4.8% 2.1% 2.3% 2.3% Mortgages 3.2% 3.1% 3.4% 1.7% 1.7% 1.7% Microcredit 12.1% 14.1% 14.5% 7.8% 9.4% 10.0% Total loans 3.0% 3.0% 3.6% 1.8% 2.0% 2.2% Past due loans (1) Non-performing loans (2) (1) Past Due Loans + 30 / Total Loans including interest accounts receivable (2) NPL defined as loans more than 90 days past due including interest accounts receivable Figures in Ps. Billions 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 Initial PDLs 3,865 3,761 4,252 4,203 4,432 4,484 New PDLs 191 1,064 620 716 678 1,537 Charge-offs (295) (573) (669) (487) (627) (629) Final PDLs 3,761 4,252 4,203 4,432 4,484 5,393

14 Funding Figures in Ps. Trillions 1Q16 4Q16 1Q17 Others 0.3% 0.2% 0.4% Time deposits 39.1% 40.3% 42.4% Checking accounts 24.0% 24.3% 22.9% Savings accounts 36.7% 35.1% 34.4% Total deposits 1Q17 / 1Q16 = 7.2% 1Q17 / 4Q16 = 2.0% 136.9 143.9 146.7 Deposit composition 1Q17 / 1Q16 = 8.3% 1Q17 / 4Q16 = 3.1% Growth excl. FX movement of Central American Operations 1Q16 4Q16 1Q17 Interbank borrowings 5.1% 3.3% 4.2% Long term bonds 8.7% 9.8% 8.5% Banks and others 10.6% 10.9% 11.0% Deposits 75.6% 76.0% 76.4% Total funding 181.2 189.4 192.2 Funding composition 1Q17 / 1Q16 = 6.1% 1Q17 / 4Q16 = 1.5% 1Q17 / 1Q16 = 7.2% 1Q17 / 4Q16 = 2.6% Growth excl. FX movement of Central American Operations 0.98x 0.95x 0.97x 1Q16 4Q16 1Q17 Deposits / Net loans (%) 15.6% 15.4% 16.7% 1Q16 4Q16 1Q17 Cash / Deposits (%)

15 Capital Attributable Shareholders Equity Attributable Equity + Minority Interest Figures in Ps. Trillions Consolidated Capital Adequacy of our Banks (%) 1Q16 4Q16 1Q17 Minority interest 8.5 9.1 8.8 Attributable equity 14.4 15.6 14.9 1Q17 / 1Q16 = 3.6% 1Q17 / 4Q16 = - 3.9% 22.9 24.7 23.7 14.4 15.6 14.9 1Q16 4Q16 1Q17 Attributable shareholders equity 1Q17 / 4Q16 = - 4.6% 1Q17 / 1Q16 = 3.5% Total equity / Assets Tangible capital ratio (1) 10.7% 11.0% 10.4% 7.4% 7.9% 7.4% (1) Tangible Capital Ratio is calculated as Total Equity minus Goodwill and other Intangibles divided by Total Assets minus Goodwill and o the r Intangibles. 1Q164Q161Q17 1Q164Q161Q17 1Q164Q161Q17 1Q164Q161Q17 Primary capital (Tier 1) 10.0 9.0 9.2 9.9 10.2 10.6 10.7 9.3 9.5 10.2 10.3 11.3 Solvency Ratio 13.7 13.9 13.9 11.2 12.8 12.9 11.4 11.1 11.3 10.7 11.5 12.4

16 NIM – Net Interest Margin (1/3) Composition of Interest Earning Assets 99.6% 99.1% 98.8% 0.4% 0.9% 1.2% 1Q16 4Q16 1Q17 Financial Sector Non-Financial Sector + HoldCo Composition of funding 94.9% 94.9% 95.1% 5.1% 5.1% 4.9% 1Q16 4Q16 1Q17 Financial Sector Non-Financial Sector + HoldCo Calculated as composition of average balance for the period. Non - Financial Sector + HoldCo refers to companies from the non financial sector and the sum of Grupo Aval Acciones y Valores S.A. + 100% owned and guaranteed subsidiaries, net of eliminations.

17 3.9% 4.8% 4.5% 6.8% 8.0% 6.9% 4.1% 5.0% 4.6% 1Q16 4Q16 1Q17 10.9% 11.9% 11.6% 10.9% 11.7% 11.7% 10.0% 11.0% 12.0% 1Q16 4Q16 1Q17 NIM – Net Interest Margin (2/3) Average Yield on Loans Average Cost of Funds Average Spread (Yield on Loans – Cost of Funds) 7.0% 7.1% 7.2% 6.9% 6.7% 7.1% 6.0% 6.5% 7.0% 7.5% 1Q16 4Q16 1Q17 Financial Sector Consolidated

18 6.9% 7.0% 7.1% 6.6% 6.4% 6.8% 1Q16 4Q16 1Q17 NIM – Net Interest Margin (3/3) Net Interest Margin (1) Loans Interest Margin (2) Net Investments Margin (3) 5.9% 5.9% 6.1% 5.6% 5.5% 5.9% 1Q16 4Q16 1Q17 1.2% - 0.4% 0.7% 1.0% 0.3% 0.6% 1Q16 4Q16 1Q17 Financial Sector Consolidated 1Q16 4Q16 1Q17 1Q17 / 1Q16 1Q17 / 4Q16 2.4 2.4 2.6 9.6% 9.4% Net interest income(1) (trillions) (1) Net Interest Income and Net Interest Margin: Includes net interest income plus net trading income from investment securities held for trading through profit or loss divided by total average interest - earning assets. (2) Loans Interest Margin: Net Interest Income on Loans to Average loans and financial leases. (3) Net Investments Margin: Net Interest income on fixed income securities, net trading income from equity and fixed income investment securities held for trading through profit and on interbank and overnight funds to Average securities and Interbank and overnight funds.

19 Fees and other operating income Figures in Ps. Billions (1) Includes income from trading and hedging derivatives reflected as part of the net trading income on the Statement of Profit or Loss. (2) Includes equity method income, dividend income and other income . Other operating income 75.8% 71.0% 71.8% 2.9% 10.1% 6.0% 17.9% 15.0% 18.8% 3.5% 3.8% 3.5% 1Q16 4Q16 1Q17 Gross fee income Banking fees Trust and portfolio management activities Pension fees Other 1,195.6 1,284.0 1,281.2 1Q17 / 4Q16 = - 0.2% 1Q17 / 1Q16 = 7.2% 1Q17 / 1Q16 = 12.0% 1Q17 / 4Q16 = 1.1% Growth excl. FX movement of Central American Operations 1Q16 4Q16 1Q17 Income from non-financial sector, net 212.9 279.7 172.1 Gains on valuation of assets 0.0 53.9 -1.0 Net income from financial instruments designated at fair value 41.7 50.5 44.2 Derivatives and foreign exchange gains (losses), net (1) 251.2 132.6 138.5 Income from non-consolidated investments and other (2) 338.9 262.6 179.4 Total other operating income 844.6 779.3 533.1

20 Efficiency ratio 44.1% 52.2% 45.9% 1Q16 4Q16 1Q17 3.4% 3.8% 3.4% 1Q16 4Q16 1Q17 Efficiency Ratio is calculated as personnel plus administrative and other expenses excluding wealth tax divided by net interest income plus net trading income, other income and fees and other services income, net ( e xcluding others). Operating expenses / Total Income Operating expenses / Average Assets Efficiency Ratio is calculated as annualized personnel plus administrative and other expenses excluding wealth tax divided by average of total assets.

21 466.4 458.4 587.0 1Q16 4Q16 1Q17 Net income attributable to controlling interest $20.9 $20.6 $26.3 EPS 22,281 22,281 22,281 Avg shares $29.0 645.3 Profitability (1) ROAA for each quarter is calculated as annualized Net Income divided by average of total assets . (2) ROAE for each quarter is calculated as annualized Net Income attributable to Aval's shareholders divided by average attributable shareholders' equity. Figures in Ps. Billions 1.5% 1.5% 1.6% 1Q16 4Q16 1Q17 ROAA (1) 2.0% 12.9% 11.9% 15.4% 1Q16 4Q16 1Q17 ROAE (2) 11.9%

22

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 1, 2017

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel